EXHIBIT 21.1

LIST OF SUBSIDIARIES OF THERASENSE, INC.

1.	TheraSense Canada, Inc., a wholly-owned Canadian subsidiary of TheraSense, Inc.

2.	TheraSense UK, Ltd., a wholly-owned United Kingdom subsidiary of TheraSense, Inc.

3.	TheraSense Sales Corporation, a Delaware corporation and wholly-owned subsidiary of TheraSense, Inc.